                                                  ----------------------------
                                                  OMB APPROVAL
                                                  OMB Number:        3235-0058
                                                  Expires:       June 30, 1991
                                                  Average estimated burden
                                                  hours per response......2.50
                                                  ----------------------------
                                                  ----------------------------
                                                       SEC FILE NUMBER
                                                            0-23396
                                                  ----------------------------
                                                         CUSIP NUMBER

                                                  ----------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):   |_| Form 10-KSB    |_| Form 20-F   |_| Form 11-K
               |X| Form 10-QSB  |_| Form N-SAR

         For Period Ended: March 31, 1999
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         ----------------------------

-------------------------------------------------------------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

-------------------------------------------------------------------------------


PART I - REGISTRANT INFORMATION

Muse Technologies, Inc.
-------------------------------------------------------------------------------
Full Name of Registrant


-------------------------------------------------------------------------------
Former Name if Applicable

1601 Randolph, SE
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
Albuquerque, New Mexico 87106
-------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |X|     (a)      The reasons described in reasonable detail in Part III
                        of this form could not be eliminated without unreasonable effort or expense;

       |X|     (b)      The subject annual report, or semi-annual report,
                        transition report on Form 10-K, Form 20-F, Form 11-K,
                        Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       | |     (c)      The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable.

SEC 1344(8-89)                                  (Attach Extra Sheets if Needed)

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Company was delayed in preparation of its Quarterly Report on Form 10-QSB due to reorganization of administrative and accounting staff.


PART  IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Neil S. Belloff, Esq.        (212)          969-3000
-------------------------------------------------------------------------------
         (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                  |X|  Yes          | |  No

-------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  |X| Yes           | |  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment "A".
-------------------------------------------------------------------------------

                            Muse Technologies, Inc.
                        ------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         May 17, 1999                 By:   /s/ Brian Clark
      ---------------------------              -----------------------------
                                               Brian Clark
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

   Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (see 18 U.S.C. 1001).

-------------------------------------------------------------------------------


-------------------------------------------------------------------------------

SEC 1344(8-89)                                   Attach Extra Sheets if Needed)

--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange
         Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

SEC 1344(8-89)                                  (Attach Extra Sheets if Needed)

                                 ATTACHMENT "A"


                            STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                           Three Months Ended                  Six Months Ended
                                                                March 31,                          March 31,
                                                     --------------------------------     ------------------------------
                                                           1999                1998              1999             1998

REVENUE                                              $      714,994       $   216,410    $    1,113,875    $     521,676
EXPENSES:
         Selling, general and administrative              1,020,054            474,460         1,863,609         939,622
         expenses
         Research and development                           390,697            334,351           744,290         525,987
         Depreciation                                       139,366            168,775           259,436         242,755
         Costs in excess of value of
         repurchased stock                                  563,605                 --           563,605              --
                                                     --------------      -------------    --------------    ------------
TOTAL EXPENSES                                            2,113,722            977,586         3,430,940       1,708,364
                                                     --------------      -------------    --------------    ------------
NET LOSS                                             $   (1,398,728)       $  (761,176)    $  (2,317,065)    $(1,186,688)
                                                     --------------      -------------    --------------    ------------
                                                     --------------      -------------    --------------    ------------
NET LOSS PER SHARE:
Basic and assuming dilution                                   (.14)              (.10)            (0.24)          (0.16)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING:                               10,143,893          7,335,843         9,765,431       7,335,843


Results of Operations:

         Revenues for the three month and six period ended March 31, 1999 were $714,994 and $1,113,875, as compared to revenues of $216,410 and $521,676 for the three and six month period ended March 31, 1998. The increase of $498,584 or 230% for the three month period and $592,199 or 113% for the six month period is primarily attributable to increased product sales and interest income of $220,000 and $343,000 for the three and six months periods, respectively, as a result of the equity investment in the Company of $8 million from CRI in July 1998 and the proceeds from the Company's initial public offering ("IPO") in November 1998.

         Total expenses for the three and six month periods ended March 31, 1999 were $2,113,722 and $3,430,940, respectively, as compared to total expenses of $977,586 and $1,708,364, respectively, for the three and six month periods ended March 31, 1998. The increase of $1,136,136 or 116% for the three month period and $1,722,576 or 100% for the six month period is primarily attributable to increases in selling, general and administrative expenses as a result of increases in engineering personnel, increases in professional fees related to the IPO and the Company's obligations as a public reporting company, capital expenditures for equipment of $815,000, and increase in research and development and marketing expenses and $563,605 related to costs in excess of the value of repurchased stock as described above.

         Accordingly, the net loss for the three and six month periods ended March 31, 1999 of $1,398,728 and $2,317,065, respectively, as compared to the net loss of $761,176 and $1,186,688, respectively, for the three and six month periods ended March 31, 1998, reflected the significant increases in costs related to the Company's IPO, the hiring of additional personnel, increased capital expenditures for equipment and the $563,605 charge related to costs in excess of the value of repurchased stock without a proportional increase in revenues for such periods.